UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	01 May 2024 - Directorate Change

99.1

Haleon plc announces changes to the Board

1 May 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces that following Deirdre Mahlan's appointment as President, Chief Executive Officer and Chairperson of the Board of The Duckhorn Portfolio, Inc. (NYSE: NAPA), Deirdre will be stepping down from her role as Non-Executive Director and Chair of the Audit & Risk Committee of Haleon. Deirdre has agreed to continue as Non-Executive Director and Chair of the Audit & Risk Committee of Haleon until a successor has been identified.

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to thank Deirdre for her considerable contributions to the Board and for chairing the Audit & Risk Committee. I wish her all the best for the future. A search for her successor is now underway."

Contacts
Zoë Bird                +44 7736 746167
Sonya Ghobrial      +44 7392 784784
Email: corporate.media@haleon.com

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 01, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary